Exhibit 1

2116-130 Adelaide St. W. Toronto, Ontario Canada M5H 3P5

For Immediate Release	News Release

AMEX:PAL, PAL.WS

TSX:  PDL, PDL.WT

North American Palladium Appoints Vice President Exploration

TORONTO, March 13 — Mr. Jim Excell, President and Chief Executive Officer of North American Palladium Ltd., is pleased to announce the appointment of Dr. William Stone to the position of Vice-President, Exploration.

Dr. Stone has a Ph.D. in Geology from the University of Western Ontario and brings over twenty-five years of exploration experience to the Company, including significant experience with platinum group metals and nickel-copper sulphides.  In addition to formerly serving as Principal Geologist and Vice President of Exploration with several Canadian and Australian listed firms, Dr. Stone also taught economic geology and geochemistry at the University of Western Australia in Perth.

“Bill brings a wealth of technical and practical experience to North American Palladium that will compliment the existing management team,” stated Mr. Excell. “He will oversee all of the Company’s exploration activities, including work at Canadian properties such as the Lac des Iles mine, the Shebandowan West project and Shawmere as well as exploration activities at the Arctic Platinum Project in Finland.  We welcome Bill to our team and wish him every success going forward.”

About North American Palladium

North American Palladium is one of North America’s largest producers of palladium.  The Company’s core palladium business at the Lac des Iles mine is strengthened by a significant contribution from platinum, nickel, gold and copper by-product metals.  The Company continues to pursue three advanced exploration projects: the Offset High Grade Zone at its Lac des Iles Mine, the Shebandowan West Project (approximately 100 kilometres from the mine), and the Arctic Platinum Suhanko Project in Finland.  Please visit www.napalladium.com for more information.

For further information please contact:

Jim Excell

(416) 360-7971 Ext. 223

Email: jexcell@napalladium.com

Linda Armstrong

Director, Investor Relations

(416) 360-7971 Ext. 226

Email: larmstrong@napalladium.com